Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

Towers Perrin/Watson Wyatt

Frequently Asked Questions — The Deal

Updated 22 October 2009

1.              Rationale

No updates

2.              The Deal

a.               My understanding of the merger is that ownership of the new company will be divided equally between Towers Perrin and Watson Wyatt security holders. Watson Wyatt’s employees own a small portion of the company, while Towers Perrin is completely owned by its principal population, and, accordingly, will have a larger number of shares in the combined company. Will this impact the culture and direction of the new organization?

b.               Are we permitted to buy or sell Watson Wyatt stock before the merger is complete? May I advise a friend to invest in Watson Wyatt stock?

c.               Have we filed for antitrust clearance in any country other than the United States? If not, do we have a schedule to do so?

d.               I noticed that on the June 29 analyst call, a reference was made to $200 million being available to buy back the shares currently held by certain Towers Perrin shareholders who elect to leave the combined company at the time of closing. Please clarify how this $200 million is funded and how the funding is split between Towers Perrin and Watson Wyatt.

3.              Organizational Structure

No updates

4.              Brand

No updates

5.              Client Contact/Issues

No updates

6.              Implications

a.               We’ve been told that the expected one-time costs for the merger will be about $80 million following closing. Annual savings resulting from the merger are expected to reach $80 million by the end of the third year, which means there will be a short-term drain on the company. To what extent have these costs already been reserved for in fiscal year 2010 accounts by retaining earnings? What impact will this likely have on bonus pool funding for future years?

7.              Timing and Process

a.               An affirmative shareholder vote obviously is critical to the merger’s completion. Once the vote occurs — and if it passes — are we officially Towers Watson? Are there other things that need to happen first?

Towers Perrin/Watson Wyatt

Frequently Asked Questions — The Deal

Updated 22 October 2009

1.              Rationale

No updates

2.              The Deal

a.               My understanding of the merger is that ownership of the new company will be divided equally between Towers Perrin and Watson Wyatt security holders. Watson Wyatt’s employees own a small portion of the company, while Towers Perrin is completely owned by its principal population, and, accordingly, will have a larger number of shares in the combined company. Will this impact the culture and direction of the new organization? (NEW — Added 22 October 2009)

No. The strategic direction of Towers Watson will be guided by the proposed Executive Committee and ultimately approved by the board of directors of Towers Watson. The proposed Executive Committee already has done extensive planning to define the desired cultural attributes of Towers Watson and will be the primary influence on the culture and direction of Towers Watson.

b.               Are we permitted to buy or sell Watson Wyatt stock before the merger is complete? May I advise a friend to invest in Watson Wyatt stock? (NEW — Added 22 October 2009)

As a publicly traded company, Watson Wyatt maintains an insider trading policy that is available for review on Insite at http://insite.watsonwyatt.com/generalcounsel/confidinsidertrading.shtml. The policy describes when purchases or sales of Watson Wyatt securities may occur. Further, Watson Wyatt prohibits certain groups of people, referred to as “designated insiders,” from buying or selling Watson Wyatt securities during the quarterly “blackout period.” This period typically begins at the close of business on the fourth business day of the last month of each fiscal quarter and ends at the opening of the first trading day after the public release of quarterly or annual earnings. Watson Wyatt also may impose a blackout period that extends beyond this period depending on the type of information that has not yet been made available and that we deem as material.

Regardless of whether you are a designated insider, if you possess material, non-public information about Watson Wyatt or Towers Perrin, including material, non-public information about the merger, you may not purchase or sell, nor may you recommend the purchase or sale of, Watson Wyatt securities. While we encourage the ownership of our company’s stock, we also do not want you to inadvertently enter into a transaction or recommend a transaction while in possession of material non-public information about Watson Wyatt, the merger or Towers Perrin.

However, Watson Wyatt employees who participate in the Employee Stock Purchase Program may continue to acquire shares through the program even if they are designated insiders.

c.               Have we filed for antitrust clearance in any country other than the United States? If not, do we have a schedule to do so? (NEW — Added 22 October 2009)

We have filed for — and received —antitrust clearance in the United States, and are currently in the process of seeking clearance with the European Union.

d.               I noticed that on the June 29 analyst call, a reference was made to $200 million being available to buy back the shares currently held by certain Towers Perrin shareholders who elect to leave the combined company at the time of closing. Please clarify how this $200 million is funded and how the funding is split between Towers Perrin and Watson Wyatt. (NEW — Added 22 October 2009)

Under the terms of the merger agreement, prior to closing, certain Towers Perrin shareholders will be able to elect to sell between 50% and 100% of their shares back to Towers Watson on the day following closing if these Towers Perrin shareholders also agree to leave the firm 30 days after closing. We refer to the shares to be purchased by Towers Watson as the “Class R shares.”  Under the terms of the merger agreement, the amount available to repurchase Class R shares will be at least $200 million, and may be increased if Watson Wyatt and Towers Perrin agree to do so.

Half of the purchase price for the Class R shares will be paid by Towers Watson in cash using a combination of cash on hand at both firms and by borrowing funds under a Towers Watson credit facility, if required. The balance of the purchase price will be paid in the form of a one-year note issued by Towers Watson, which will mature on the first business day following the first anniversary of the closing date.

3.              Organizational Structure

No updates

4.              Brand

No updates

5.              Client Contact/Issues

No updates

6.              Implications

a.               We’ve been told that the expected one-time costs for the merger will be about $80 million following closing. Annual savings resulting from the merger are expected to reach $80 million by the end of the third year, which means there will be a short-term drain on the company. To what extent have these costs already been reserved for in fiscal year 2010 accounts by retaining earnings? What impact will this likely have on bonus pool funding for future years? (NEW — Added 22 October 2009)

We anticipate that the merger ultimately will result in approximately $80 million in pretax annual operational costs savings, primarily as a result of reductions in management headcount and general and administrative expenses, and full realization of these savings may take three years to achieve. This $80 million does not include other potential cost savings that may result from the merger, including expected savings resulting from the departure of certain Towers Perrin principals.  We also expect Towers Watson will incur approximately $80 million in one-time severance and information technology integration costs associated with the merger and related integration activities, as well as other expected costs. These costs have not been reserved by either firm or by Towers Watson, and will be expensed by Towers Watson as incurred, although certain costs may be capitalized and amortized over future years. We expect that the bonus pool funding will not be affected by either the costs or savings arising from the merger.

7.              Timing and Process

a.               An affirmative shareholder vote obviously is critical to the merger’s completion. Once the vote occurs — and if it passes — are we officially Towers Watson? Are there other things that need to happen first? (NEW — Added 22 October 2009)

From this point forward, in order to complete the merger, several steps must successfully occur:

•                  The Securities and Exchange Commission (SEC) must complete its review of the S-4 document and declare the S-4 “effective.”

•                  After the S-4 is declared effective, we must send proxy materials, including information that is part of the S-4, to shareholders of both Towers Perrin and Watson Wyatt, which will instruct each shareholder how to indicate his/her vote on the merger agreement proposal.

•                  Each firm must hold a shareholder meeting, and the requisite affirmative vote to merge must be obtained from both firms’ shareholders.

•                  We must obtain antitrust clearance from the European Union.

•                  Other customary conditions to closing set forth in the merger agreement must be satisfied, such as the absence of any laws prohibiting the merger.

•                  We must complete certain filings with the states of Delaware and Pennsylvania to legally effect the merger.

When all of these requirements are successfully completed, we will become Towers Watson.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Jupiter Saturn Holding Company on September 3, 2009 with the Securities and Exchange Commission, as amended from time to time, and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Securities and Exchange Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on 22 October 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4, as amended from time to time, with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.